April 23, 2007

Via U.S. Mail and Facsimile

Marjorie Scardino
Chief Executive Officer
Pearson PLC
80 Strand
London, England WC2R 0RL

> RE: Pearson PLC
> Form 20-F for the Fiscal Year Ended December 31, 2005
>
> File No. 001-16055

Dear Ms. Scardino:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Robin Freestone, Chief Financial Officer
011 -44 -207 -010 -6602